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                                                                     EXHIBIT 4.5





                                                               February 28, 1990



Mr. James S. Blair
c/o Toreador Royalty Corporation
400 N. St. Paul, Suite 730
Dallas, TX  75201


Dear James:

         This letter will confirm our agreement regarding your employment at Toreador Royalty Corporation. The terms and conditions set forth herein shall modify and supercede those terms and conditions stated in that certain letter dated February 9, 1989 to Toreador.

         During January, 1990, you were appointed by the Board of Directors as Vice President of Land and Acquisitions. Effective March 1, 1990 the modified terms of your employment for the year ending February 28, 1991 are as follows:

   1) Your annual base salary shall be $85,000.00 and is to be paid in equal semi-monthly installments payable on the 15th day and final day, or last business day, of each month.

   2) Our letter agreement of February 9, 1989, included a stock grant for 10,000 shares of Toreador common stock. 3,400 shares are earned and granted as of March 1, 1990 with no forfeiture provisions and the remaining 6,600 of these shares are subject to certain forfeiture provisions as set out in the February 9, 1989 Agreement. The 10,000 shares, with appropriate legend, will be issued to you as soon as practicable.

   3)     As of March 1, 1990, you have earned the option to purchase the initial one-third of the shares (17,000) of Toreador common stock as indicated on the February 9, 1989 Agreement. The balance of the option remains subject to the terms of the February 9, 1989 Agreement. The only modification is the option amount for the second and third years, which is to be 16,500 shares each year. The options are exercisable at the market price of March 1, 1989, specifically $2.46875 per share.

   4) Toreador has begun the funding of an individual health and dental insurance policy covering you and your immediate family members. This policy is in your name and all premiums are paid by Toreador.
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   5)     As of January 1, 1990 you are now included under Toreador's existing corporate policies for long-term disability insurance and for the Company's pension plan.


         All other terms and conditions of the February 9, 1989 letter which are not modified in this letter shall remain in force and effect.



                                   Sincerely,



                                   Peter R. Vig
                                     Chairman





AGREED and ACCEPTED this

9th day of March, 1990.




/s/ JAMES S. BLAIR
------------------------------
  James S. Blair
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February 9, 1989




Mr. Peter R. Vig
Toreador Royalty Corporation
1140 Hartford Bldg.
400 N. St. Paul
Dallas, Texas 75201

Dear Peter:

With reference to our several conversations regarding our discussions of my employment at Toreador Royalty Corporation, this letter will set forth the basic terms and conditions of our general agreement for employment:


         1)      My initial employment date will be March 1, 1989.

         2) My annual salary for the initial year of employment shall be $75,000, or a monthly salary of $6,250. Review of my salary and performance shall occur no later than one (1) year from the initial employment date.

         3) The initial year's salary shall be guaranteed such that if Toreador should elect to terminate me during the first year, they would immediately tender to me the difference between the yearly salary and the total amount of salary paid at the date of termination.

         4) Toreador shall set aside 10,000 shares of Toreador common stock for me. These shares shall be granted to me on yearly increments of one-third of the total for a period of three years. That is, at the end of the initial year, Toreador will grant to me 3400 shares of common stock with 3300 shares to be granted upon the completion of each ensuing year.

         5) Toreador will grant to me an option to purchase an additional 50,000 shares of common stock for the price of the stock on March 1, 1989. This option shall extend for a period of ten
                 (10) years from the initial employment date, but will vest over a period of three (3) years. Thus after the initial year, the option would be for 17,000 shares; and, for 16,000 shares for each of the ensuing two years.

         6) Toreador will provide me, my wife and children with full health, medical and dental insurance. Initially this coverage will be through the carrier of my coverage through my previous employer's policy until such time as my wife's pregnancy has been completed. At that time, Toreador may seek more competitive rates
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Mr. Peter R. Vig
Toreador Royalty Corporation
February 9, 1989
Page 2.



                 with another carrier for essentially similar coverage and benefits.

         7) Toreador will provide under their existing corporate policies coverage for long term disability as well as participation in the company's pension plan.

         8) Toreador will provide reimbursement to me for expenses incurred in the normal course of business (i.e., travel, lodging, meals and entertainment, etc).

         9) Toreador will provide me with three (3) weeks paid vacation during the course of each year. Any carryover days will be taken during the first quarter of the following year.

         10) Toreador will provide for the payment of initiation dues to a private club in the downtown area for the purpose of entertainment of clients. I may elect to exercise this option at any time during my employment with Toreador.

         11) Toreador will furnish me with a paid, covered parking space in the immediate area of the building.

         12) My title at Toreador will be Vice President of Land and Acquisitions.


Should the above items represent your understanding of our agreement, please indicate your acceptance in the space provided hereinbelow and return one copy to me.

Yours very truly,


James S. Blair



AGREED AND ACCEPTED THIS
20th DAY OF FEBRUARY, 1989.

PETER R. VIG, CHAIRMAN
TOREADOR ROYALTY CORPORATION


/s/ PETER R. VIG
---------------------------------
Peter R. Vig